WOODSIDE

RECEIVED

2005 DEC 19 P 12: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6 December 2005

05013367

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside agrees key terms with Pluto LNG customers, lodged with the Australian Stock Exchange on 6 December 2005;
- Woodside Board retirement and new appointment, lodged with the Australian Stock Exchange on 6 December 2005;
- Form 605 notice of ceasing to be a substantial holder in Hardman Resources Limited, lodged with the Australian Stock Exchange on 6 December 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

12/19

ASX ANNOUNCEMENT
(ASX: WPL)

WOODSIDE

TUESDAY 6 DECEMBER 2005
6:30AM (WST)

MEDIA
JAMES KERNAGHAN
W: + 61 8 9802 701
M: + 61 419 835 704
E: james.kernaghan@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE AGREES KEY TERMS WITH PLUTO LNG CUSTOMERS

Woodside has agreed key commercial terms with North Asian customers for the supply of liquefied natural gas from its 100%-owned Pluto gas field in Western Australia.

The terms cover combined sales of between 3.5 and 4 million tonnes of LNG a year for 15 years from the end of 2010, with an option to extend for a further five years.

Heads of agreements are due to be signed over the next few months with sales and purchase agreements to be negotiated by the end of 2006. These agreements will be conditional on a final investment decision by Woodside in 2007.

Woodside's Pluto LNG Director, Lucio Della Martina, said discussions were also progressing with potential customers in the United States for additional Pluto volumes.

The Pluto LNG development is based on the Pluto discovery in permit WA-350-P, 190km north-west of Karratha. The field was discovered in April this year.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 6 DECEMBER 2005
10:30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE BOARD RETIREMENT AND NEW APPOINTMENT

Woodside Petroleum Ltd. Chairman, Charles Goode, announced today that Tim Warren will retire as a Shell-nominated Director on the Company's Board following the Board's February 2006 meeting. Mr Goode thanked Mr Warren for his contributions to the Board since his appointment in July 2002.

Mr Warren's replacement as a Shell-nominated Director will be Russell Caplan. Mr Caplan is currently a Senior Vice President on Shell's global Downstream Leadership Team based in London.

Mr Caplan has held a series of senior appointments with Shell during a 37-year-career with the company, which he joined in 1968 after graduating in Law from the University of Melbourne. Mr Caplan will succeed Mr Warren as Chairman of the Shell Companies in Australia on 1 February 2006.

This will be Mr Caplan's second appointment to the Board of Woodside. He was a director of the Company from 1988 to 1990, while General Manager Natural Gas, Shell Australia Ltd. At the time he was line manager of Shell's interest in the North West Shelf Venture.

Mr Caplan's appointment as a Director of Woodside will take effect following the Company's February Board meeting.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	**HARDMAN RESOURCES LIMITED**
ACN/ARSN	**009 210 235**

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD. and each of its associates as set out in the Schedule to this Notice (together referred to as the "Group Companies")**
ACN/ARSN (if applicable)	**004 898 926**

The holder ceased to be a substantial holder on	2 / 12 / 2005
The previous notice was given to the company on	4 / 8 / 2003
The previous notice was dated	4 / 8 / 2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to changes (5)	Class (6) and number of securities affected	Person's votes affected
14/4/2004	Woodside Petroleum Ltd. and the Group Companies	Issue of fully paid ordinary shares at a price of A$1.10 per share pursuant to a placement which occurred on or about 13-19 April 2004.	$8,316,000	7,560,000 fully paid ordinary shares	7,560,000
19/5/2004	Woodside Petroleum Ltd. and the Group Companies	Issue of fully paid ordinary shares at a price of A$1.10 per share pursuant to a non-renounceable entitlement allotment which occurred on or about 12 May 2004.	$8,862,942	8,057,220 fully paid ordinary shares	8,057,220
20/5/2004	Woodside Petroleum Ltd. and the Group Companies	Issue of fully paid ordinary shares at a price of A$1.10 per share pursuant to a placement which occurred on or about 19 May 2004.	$2,923,731.80	2,657,938 fully paid ordinary shares	2,657,938
27/5/2004	Woodside Petroleum Ltd. and the Group Companies	Issue of fully paid ordinary shares at a price of A$1.10 per share pursuant to a placement which occurred on or about 26 May 2004.	$880, 000	800,000 fully paid ordinary shares	800,000

2/12/2005	Woodside Petroleum Ltd. and the Group Companies	Disposal of fully paid ordinary shares pursuant to an Agreement with Deutsche Securities Australia Limited (See: Attachment A)	$118,319,428.89	67,418,478 fully paid ordinary shares	67,418,478

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Woodside Petroleum Ltd. and the Group Companies	Section 9 of the Corporations Act 2001 (Cth) – related bodies corporate

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd.	240 St Georges Terrace, Perth, Western Australia, 6000
Group Companies	240 St Georges Terrace, Perth, Western Australia, 6000

Signature

print name Frances Margaret Kernot　　Capacity Secretary

sign here F Kernot　　date 6 / 12 / 05

SCHEDULE

NOTICE OF CEASING TO BE A SUBSTANTIAL HOLDER

Woodside Group Companies

COMPANY NAME	ACN
Woodside Petroleum Ltd.	004 898 962
CONTROLLED ENTITIES	**ACN**
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Petroleum (Timor Sea 7) Pty. Ltd.	089 147 464
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania B.V.	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194
Woodside West Africa Pty. Ltd.	110 662 327
Woodside Energy Technologies Pty. Ltd.	111 767 232
Woodside China Liaison Pty. Ltd.	113 193 918
Woodside Japan Liaison Pty. Ltd.	113 193 963
Woodside Natural Gas Inc.	N/A
Woodside Energy (Norway) Pty. Ltd.	114 102 439
Woodside Energy (M.E.) Pty. Ltd.	115 808 707
Gryphon Exploration Company	N/A
Woodside Energy Australia Asia Holdings Pte. Ltd.	N/A
WelCap Insurance Pte. Ltd.	N/A

Attachment A

Deutsche Securities
Deutsche Bank Group

1 December 2005

Deutsche Bank AG
ABN 13 064 165 162
Deutsche Bank Place
Level 16, corner of Hunter & Phillip Streets
Sydney NSW 2000 Australia
GPO Box 7033 Sydney NSW 2001

Tel: 61 2 8258 3770
Fax: 61 2 8258 1507

Direct: 61 2 8258 1234

The Directors
Woodside Mauritania Investments Pty. Ltd.
ACN 097350644
240 St George Terrace
Perth WA 6000

Dear Directors

Sale of Shares in Hardman Resources Limited

1. Sale of Shares

(a) Subject to the terms of this agreement, Woodside Mauritania Investments Pty. Ltd. (the "**Vendor**") as owner agrees to sell 67,418,478 shares (the "**Vendor Shares**") in Hardman Resources Limited (the "**Company**") and Deutsche Securities Australia Limited (the "**Purchaser**") agrees to purchase the Vendor Shares at a price of $1.755 per Vendor Share (the "**Sale Price**").

(b) Unless otherwise agreed, the sale of the Vendor Shares will be effected by way of a special crossing on 2 December 2005 (the "**Transaction Date**").

(c) If the Purchaser has completed its obligations under this agreement, then an amount equal to the Sale Price multiplied by the number of Vendor Shares (the "**Sale Proceeds**"), will be paid in cleared funds to the account nominated by the Vendor three clear business days following the Transaction Date (the "**Settlement Date**").

2. Settlement

Settlement will take place on the Settlement Date or as otherwise agreed in writing between the Vendor and the Purchaser. On the Settlement Date, the Purchaser shall arrange for the payment to the Vendor of the Sale Proceeds by transfer to the Vendor's account for value (in immediately available funds) against delivery of the Vendor Shares in accordance with normal market practice.

3. Representations and Warranties of the Vendor

(a) As a condition of the Purchaser entering into this agreement, the Vendor represents and warrants to the Purchaser as at the date of this agreement and as at the Settlement Date that:

(i) the Vendor is the holder and sole legal and beneficial owner of the Vendor Shares and will own the Vendor Shares free and clear of all liens, charges or other encumbrances at the Settlement Date;

(ii) so far as the Vendor is aware, the Vendor Shares rank equally in all respects with all other outstanding ordinary shares of the Company including their entitlement to dividends;

(iii) the Vendor has the corporate authority and power to sell the Vendor Shares under this agreement and no person has a conflicting right, whether contingent or otherwise, to purchase or to be offered for purchase the Vendor Shares, or any of them;

(iv) the execution, delivery and performance of this agreement by the Vendor will not infringe any law or regulation (including, without limitation, insider trading laws or any listing rule of the ASX) and will not result in a breach of the Vendor's constitution or any instrument or agreement to which the Vendor is a party or by which it is bound;

(v) all consents and approvals of any court, government department, any other regulatory body or any third party required by the Vendor:

(a) for the Vendor to sell the Vendor Shares on the terms set out in this agreement; and

(b) to enter into and perform this agreement,

have been obtained and are in full force and effect;

(vi) the Vendor Shares were either:

(A) issued to the Vendor prior to 11 March 2002; or

(B) have been held by the Vendor (either directly or through a nominee) for more than 12 months;

(vii) the Vendor is not aware of any information (as defined in section 1042A of the Corporations Act (Cth) 2001) which would fall within the meaning of inside information as defined in the same section which, if not disclosed to the ASX, may have the consequence that the transactions contemplated by this agreement would give rise to an offence pursuant to the provisions of Division 3 of Part 7.10 of the Corporations Act (Cth) 2001 being committed by any party.; and

(viii) the Vendor does not control the Company. In this clause "control" has the meaning given in s50AA of the Corporations Act (Cth) 2001.

(b) The above representations and warranties continue in full force and effect notwithstanding any investigation by or on behalf of the Purchaser or completion of this agreement.

(c) The Vendor acknowledges that the Purchaser has relied on the above representations and warranties in entering into this agreement and will rely on these representations and warranties in performing its obligations under this Agreement.

(d) The Vendor agrees to immediately notify the Purchaser of any material change affecting any of the above representations and warranties.

4. Condition Precedent

All obligations of the Purchaser under this agreement are subject to the above representations and warranties of the Vendor in clause 3(a) being true and accurate in all material respects.

5. Indemnity

a) The Vendor agrees with the Purchaser that it will keep the Purchaser and its related entities (as that term is defined in the Corporations Act), and their respective directors, officers, employees and agents ("**Indemnified Parties**") indemnified against any losses, damages, liabilities, costs, claims, actions and demands ("**Losses**") incurred or made directly or indirectly in connection with this agreement, including any actual or alleged misrepresentation or breach of any of the above representations or warranties, and will reimburse the Purchaser for all costs, charges and expenses which it may pay or incur in connection with investigating, disputing or defending any such action or claim.

b) The indemnity in section 5(a) does not extend to and is not to be taken as an indemnity against any Losses of an Indemnified Party to the extent those Losses result from any fraud, recklessness, wilful misconduct or gross negligence of that Indemnified Party.

c) The indemnity in section 5(a) is a joint and several, continuing obligation, separate and independent from the other obligations of the parties under this agreement and survives termination or completion of this agreement. It is not necessary for the Purchaser to incur expense or make payment before enforcing that indemnity.

d) The indemnity in section 5(a) is granted to the Purchaser both for itself and on trust for each of the Indemnified Parties.

6. GST

The Vendor must pay the Purchaser all goods and services taxes, or other applicable or similar taxes (but not including income taxes), that the Purchaser is liable (either directly or indirectly) to pay for any supply under or in connection with this agreement. The Purchaser will in any such case issue to the Vendor a valid GST Tax Invoice (in accordance with section 29-70 of the A New tax System (Goods and Services) Act 1999).

7. Counterparts

This agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of the agreement.

8. Governing Law

The laws of the State of New South Wales shall govern this agreement. The parties submit to the non-exclusive jurisdiction of courts exercising jurisdiction there.

9. Severability

Each provision of this agreement is severable. If any provision is or becomes invalid or unenforceable or contravenes any applicable regulations or law, the remaining provisions will not be affected provided that the underlying transactions contemplated by this agreement are not materially affected.

10. Confidentiality

The parties agree that this agreement and all information given by the Vendor to the Purchaser in connection with the transactions contemplated by this agreement is confidential and may not be disclosed to any person except:

a) to employees, legal advisers, auditors and other consultants of the Purchaser requiring the information for proper purposes in connection with this agreement or the transactions contemplated by this agreement, if those persons maintain the confidentiality of that information;

b) with the consent of the Vendor, which consent may be given or withheld in its reasonable discretion;

c) if required by law or a stock exchange;

d) if reasonably required in connection with legal proceedings in connection with this agreement or in connection with the transactions contemplated by this agreement; or

e) if the information is publicly available other than as a result of breach of confidence by any person receiving the information.

Yours faithfully

SIGNED on behalf of)
Deutsche Securities Australia Limited)
)
by its duly authorised signatories)
)

Signature of Authorised Signatory	Signature of Authorised Signatory
Stevan Vrcelj	Russell Deal
Print name	Print name
1 December 2005	1 December 2005
Date	Date

Accepted and agreed to as of the date of this agreement.

SIGNED on behalf of **Woodside Mauritania Investments Pty. Ltd.**)
)

Director	Director/Secretary
Ross Carroll.	DAVID MARTIN
Print name	Print name